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SECURIT  IISSION

04017048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00123

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/03** AND ENDING **01/31/04**

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seasongood and Mayer**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

FIRM I.D. NO.

414 Walnut Street, 300 Mercantile Library Building

(No. and street)

Cincinnati   **Ohio**   **45202**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gordon Reis, III   **(513) 621-2000**

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

250 East Fifth Street   **Cincinnati**   **Ohio**   **45202**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Seasongood & Mayer, LLC

Consolidated Statement of Financial Condition as of January 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

SEC File Number 8-00123

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Seasongood & Mayer, LLC:

We have audited the accompanying consolidated statement of financial condition of Seasongood & Mayer, LLC and subsidiary (the "Firm") as of January 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Seasongood & Mayer, LLC and subsidiary at January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

Member of
Deloitte Touche Tohmatsu

SEASONGOOD & MAYER, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2004

ASSETS

Cash	$ 3,635,214
Receivable from customers	31,348
Securities owned by the Firm—at market value	32,984,273
Furniture and equipment, at cost, net of accumulated depreciation of $669,149	102,357
Accrued interest receivable	117,975
Other assets	410,843
TOTAL ASSETS	$37,282,010

LIABILITIES AND MEMBERS' CAPITAL

Short-term bank loans	$ 4,300,000
Payable to broker-dealers	54,716
Other liabilities	1,274,464
Members' capital	31,652,830
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$37,282,010

See notes to consolidated financial statements.

SEASONGOOD & MAYER, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2004

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Seasongood & Mayer, LLC (the "Firm") is a limited liability corporation under Ohio statute which provides brokerage services specializing in public finance. Prior to February 1, 2000, the Firm was organized as a limited partnership under Ohio statute. Security transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date. Recording regular way transactions on a trade date basis would not result in a material difference.

   The Firm created a wholly owned subsidiary, Seasongood Asset Management ("SAM"), which began operations during fiscal year ended January 31, 2001. SAM provides public finance investment advisory services that focus on managing the investment assets of school districts and other governmental agencies. SAM was registered with the Securities and Exchange Commission in April, 2000. The consolidated financial statements contained herein are inclusive of SAM's results of operations and its financial position. All intercompany transactions and balances have been eliminated in consolidation.

   Underwriting revenues net of related expenses are recorded as income upon issuance of the securities. Asset management revenues are recognized as the services are provided.

   Securities owned by the Firm, primarily state and municipal obligations, are stated at market value.

   Federal income taxes have not been provided as each member is individually liable for his or her own tax payments.

   Depreciation is provided on straight-line and accelerated cost recovery methods using estimated useful lives of three to seven years.

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. **MEMBERS' CAPITAL**

   The members propose to make withdrawals of approximately $4,800,000 from capital during the six-month period ending July 31, 2004.

3. **LEASE AGREEMENT**

   The Firm and its subsidiary have obligations under operating leases for the rental of office space. Aggregate annual rentals for office space at January 31, 2004, are approximately listed as below:

2010	$136,000
2011	150,000
2012	150,000
2013	150,000
2014	150,000
Later years	29,000
	$776,400

Certain leases contain renewal options and escalation clauses.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2004, the Firm's net capital of $29,740,384 exceeded its required net capital of $250,000 by $29,490,384. The Firm's ratio of aggregate indebtedness to net capital at January 31, 2004 was .04 to 1 as compared to a maximum allowable ratio of 15 to 1.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker/dealer, the Firm is engaged in various brokerage activities servicing a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Firm's transactions are collateralized and are executed with and on behalf of such clients. The Firm's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Firm.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations. The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

6. RETIREMENT AND SAVINGS PLAN

The Firm has a defined contribution retirement and savings plan which provides benefits to eligible employees and members. Firm contributions to this plan were approximately $95,000 for the year ended January 31, 2004.

7. CREDIT FACILITY

The Firm maintains a line of credit which permits borrowing of the lesser of $75,000,000 or 3.5 times the Firm's net capital position to fund short-term cash needs. The interest rate is a variable, calculated as prime rate minus one-half of one percent. At January 31, 2004, the rate charged was 3.5%. At January 31, 2004, the Firm had short-term loans of $4,300,000 outstanding under this line of credit, all of which was collateralized by securities owned by the Firm. The line of credit expires on June 30, 2004.

* * * * * *

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 27, 2004

To the Members of
 Seasongood & Mayer LLC:

In planning and performing our audit of the consolidated financial statements of Seasongood & Mayer, LLC and subsidiary (the "Firm") for the year ended January 31, 2004, on which we issued our report dated February 27, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Firm (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Firm's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Firm, the specific weaknesses are not described and no corrective action has been taken or proposed by the Firm.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the consolidated financial statements, and this report of such condition does not modify our unqualified opinion dated February 27, 2004 on such consolidated financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the second preceding paragraph, the Firm's practices and procedures were adequate at January 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specificied parties.

Yours truly,